Exhibit 23

CONSENT OF KPMG LLP, INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We consent to the incorporation by reference in the registration statement (No. 33-45152) on Form S-8 of the Horace Mann Supplemental Retirement and Savings Plan (the “Plan”) of our report dated June 27, 2008 with respect to the statements of net assets available for benefits of the Plan as of December 31, 2007, and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Horace Mann Supplemental Retirement and Savings Plan.

/s/ KPMG LLP

Chicago, IL

June 27, 2008